

SECURI 02006348 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44-951

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III





## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charles Jordan & Co.,LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles N. Jordan, Jr. (212)688-6242
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Charles N. Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co., LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres / CEO

Title

Notary Public

LAWRENCE B. SHAPIRO
Notary Public, State of New York
No. 41-4700825
Qualified in Queens County
Commission Expires Dec. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Members
Charles Jordan & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition sheet of Charles Jordan & Co., LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Compnay's management. Our responsibility is to express an opinion on these fianacial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and preform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditng procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

April 1, 2002



529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

CHARLES JORDAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 1,226 |
| Due from broker | 2,565 |
| Due from related party | 10,000 |
| Other current assets | 1,440 |
| Total current assets | 15,231 |
| Other assets | 25,000 |
| TOTAL ASSETS | $ 40,231 |

LIABILITIES AND MEMBERS' DEFICIT

| | |
|---|---|
| Current liabilities: | |
| Accrued expenses | $ 24,580 |
| Subordinated loan payable | 15,000 |
| Total current liabilities | 39,580 |
| Subordinated loan payable | 100,000 |
| Total liabilities | 139,580 |
| Members' deficit | (99,349) |
| TOTAL LIABILITIES AND MEMBERS' DEFICIT | $ 40,231 |

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Commissions | $ 95,344 |
| General and administrative expenses | 161,738 |
| Loss from operations | (66,394) |
| Other income: | |
| Interest | 1,577 |
| NET LOSS | $ (64,817) |

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Balance - beginning | $ - |
| Deficit acquired from Charles Jordan & Co., Inc. | (74,532) |
| Capital contributions | 40,000 |
| Net loss | (64,817) |
| BALANCE - ENDING | $ (99,349) |

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Balance - beginning | $ 115,000 |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payment of subordinated notes | - |
| BALANCE - ENDING | $ 115,000 |

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (54,817) |
| Adjustments to reconcile net loss net cash used by operating activities: | |
| Due from broker | (11,668) |
| Other current assets | 12,592 |
| Due from related party | (10,000) |
| Accrued expenses | (50,040) |
| Total adjustments | (59,116) |
| Net cash used by operating activities | (113,933) |
| Cash flows from financing activities: | |
| Capital contributions | 40,000 |
| Net cash provided by financing activities | 40,000 |
| Net decrease in cash | (73,933) |
| Cash - beginning | 75,159 |
| CASH - ENDING | $ 1,226 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the period for: | |
| Interest | $ 2,300 |
| Taxes Expense | $ - |

See accompanying notes to financial statements.

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Charles Jordan & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is an introducing broker and clears its securities transactions on a fully-disclosed basis through another broker-dealer. The Company is exempt from the provisions of SEC Rule 15c3-3.

As of January 1, 2001 the Company was reorganized into a Limited Liabilty Company. Accordingly, all assets and liabilities of the predecessor company Charles Jordan & Co., Inc. have retained their character and have been transferred to the new entity.

### Use of Estimates

The preparation of financial statements requires the Company's management to estimate the current effects of transactions and events whose ultimate outcomes may not be determinable until future years. Consequently, the estimated current effects could differ from the effects of the ultimate outcomes.

### Income Taxes

The Company is treated as a partnership for income tax purposes. As such, no benefit or provision for income taxes has been recorded at December 31, 2001 since all income or loss items will be reported by the Company's members on their respective tax returns.

## NOTE 2 - SUBORDINATED LOAN PAYABLE

A member has loaned the Company $115,000 under the terms of two subordinated loan agreements which bear interest at 8% per annum and are due May 1, 2002 ($15,000) and March 31, 2004 ($100,000). These loans have been approved by the NASD and are available to the Company in computing its net capital under SEC Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest expense on these loans for 2001 has been waived by the note holders.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $14,211 which was $9,211 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1 as of December 31, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company clears its transactions and earns all commissions from a member of the Company. In addition this member provides office space and certain other operating expenses at no cost to the Company. During 2001, the Company paid payroll expenses totalling $54,595 on behalf of this member. These expenses were reimbursed to the Company during the year.

SUPPLEMENTARY INFORMATION

CHARLES JORDAN & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL: | |
| Total members' deficit | $ (99,349) |
| Subordinated liabilities allowable in computation of net capital | 115,000 |
| Total capital and allowable subordinated liabilities | 15,651 |
| Non-allowable assets: | |
| Prepaid expenses | (1,440) |
| NET CAPITAL | $ 14,211 |
| AGGREGATE INDEBTEDNESS: | |
| Accrued expenses | $ 24,580 |
| Total aggregate indebtedness | $ 24,580 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 9,211 |
| Ratio: Aggregate indebtedness to net capital | 1.73 |
| RECONCILIATION OF NET CAPITAL: | |
| Net capital as reported in Company's Part II (unaudited) | $ 13,399 |
| Net effect of audit adjustments | 812 |
| Net capital, as adjusted | $ 14,211 |

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members
Charles Jordan & Co., LLC
New York, New York

In planning and performing our audit of the financial statements of Charles Jordan & Co., LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including contract activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits, controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, LLC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specific parties.



CERTIFIED PUBLIC ACCOUNTANTS

April 1, 2002